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18004886

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC Mail Processing Section

FEB 28 2018

Washington DC
408

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SEC FILE NUMBER
8- 69642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nvstr Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 Madison Ave, 8th Floor
(No. and Street)

New York, (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Mattera (844) 466-8787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

DM

OATH OR AFFIRMATION

I, Bernard George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nvstr Financial LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MANUEL FIGUEREO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FI6146120
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES MAY 15, 20 18

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of NEW YORK
County of NEW YORK
Subscribed and sworn to (or affirmed) before me on this 22nd day of February, 2018 by
__________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public MANUEL FIGUEREO

Contents

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owner of Nvstr Financial LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nvstr Financial LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nvstr Financial LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2016.
New York, New York
February 22, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Nvstr Financial LLC
Financial Statements
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	9,083
Deposit with clearing brokers		75,000
Registration fees		19,798
Prepaid expenses		17,958
Total Assets	$	121,839

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	18,885
Total Liabilities		18,885
COMMITMENTS AND CONTINGENCIES		
Member's Equity		102,954
Total Liabilities and Member's Equity	$	121,839

The accompanying notes are an integral part of these financial statements

1. Organization:

Nvstr Financial LLC (the "Company") is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and was approved to commence operations by FINRA as of August 1st, 2016. The Company conducts general securities business activities. The Company is engaged as an introducing broker-dealer licensed to sell publicly traded equities and mutual funds. They also provide access to an online platform for individual investors to trade in equities and mutual funds.

The Company is directly affected by general economic and market conditions, including fluctuations in volumes and price levels of securities, changes in interest rates, and securities brokerage services, all of which affect the Firm's liquidity.

The Company's main office is located at 135 Madison Ave., 8th Floor, New York, NY. The Firm maintains a fully disclosed clearing relationship with Apex Clearing Corp. in Dallas, Texas.

The Company will receive commissions for stock, mutual fund and ETF transactions conducted through an online trading platform. This platform will also permit investors to connect to other users to discuss trading opportunities and strategies. Transactions are conducted through a clearing firm.

Potential investors will include primarily US individuals, both accredited and non-accredited.

The Company is registered in all 50 states, the District of Columbia, Puerto Rico and the US Virgin Islands.

2. Summary of Significant Accounting Policies:

The following are the significant accounting policies followed by the Company:

Basis of Accounting – The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents – The Company considers as cash and cash equivalents all short-term investments with an original maturity of three months or less.

Revenue – Securities transactions and related revenue and expense are recorded on a trade-date basis.

Income Taxes – The Company consolidates its taxable income with its Sole LLC Member, which files a corporate return for federal, state and city purposes. As a result, no federal or state income taxes are provided for, as they are the responsibility of the member.

2. Summary of Significant Accounting Policies: Continued

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Fair Value – As required by the *fair value* topic of the *FASB Accounting Standards Codification*, fair value is defined as the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at a measurement date.

The *fair value* topic also establishes a framework for measuring fair value, and a three-level hierarchy for such measurement, based upon the transparency of inputs to the valuation of an asset or liability.

The three-tier *fair value* hierarchy of inputs is summarized, as follows:

- Level 1 – quoted prices in active markets for identical investments
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodologies used for valuing securities are not necessarily indicative of the risk(s) associated with investing in those securities.

The Firm did not own any securities at December 31, 2017, and therefore did not need to determine associated *fair value(s)* per the inputs described above.

3. Net Capital Requirements:

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 240.15c3-1, which requires the ongoing maintenance of minimum net capital of $5,000 or aggregate indebtedness as defined, and a maximum ratio of aggregate indebtedness-to-net capital, both as defined, not to exceed 15:1. Net capital and the related aggregate indebtedness ratio both can possibly fluctuate on a moment-to-moment basis during the trading day.

At December 31, 2017, the Company had net capital of $65,198, which was $60,198 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness-to-net capital was 0.29-to-1.

4. **SIPC Reconciliation Requirement**:

SEC Rule 240.17a-5(e) (4) requires a registered broker-dealer to file a supplemental report, which includes procedures related to its SIPC annual general assessment reconciliation of, or exclusion from such membership assessment forms.

In circumstances where the broker-dealer reports $500,000 or less in gross revenue, such firm is not required to file the supplemental SIPC report. The Company is exempt from filing this report under Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

5. **Possession or Control Requirements**:

The Company does not have any brokerage customers or customer funds as of December 31, 2017. Pursuant to the Company's fully disclosed clearing agreement with Apex Clearing Corp., the Company will not maintain or control customer funds. Account maintenance and custody is the responsibility of Apex Clearing Corp.

The Company operates in accordance with the exemptive provision of paragraph (k)(2)(ii) of Rule 15c3-3.

6. **Interest Expenses**:

The Company did not pay or incur any interest expenses to various creditors during the period-ended December 31, 2017.

7. **Subsequent Events**:

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

8. **Related Party**:

Under an Expense Sharing Agreement ("ESA") with its parent company, Nvstr Technologies LLC, ("Parent"), the Company is allocated a variety of expenses carried on the Parent's books, on either a percentage or a usage basis. These include insurance, shared legal expenses, rent, technical and administrative support staff, telephone, internet, utility, postage, office supplies and other overhead. The Company reimbursed the Parent $10,300 for these expenses which are included in the statement of operations. There was zero due to the parent as of December 31, 2017.

8. Related Party: Continued

Under a separate Software Licensing Agreement with the Parent, the Company has a non-exclusive license to provide its investors an online trading platform that allows them to enhance their investment activities and investment experience. The Parent retains ownership of the underlying intellectual property. Under the agreement, the Company will be entitled to utilize the software free of charge for one year after executing their first live trade within the platform. At the end of that period, they will pay a licensing fee on a monthly per user basis.

While management believes that these agreements are fair and beneficial to both companies, it is possible that the terms of these related party transactions are not the same as those that would result from transactions between wholly unrelated parties.

9. Off-Balance-Sheet Risk and Concentration of Credit Risk:

Pursuant to a clearing agreement with Apex Clearing Corp., the Company introduces all of its securities transactions to Apex Clearing Corp., on a fully disclosed basis.

Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and clearing broker monitor collateral on the Company's introduced transactions. All of the Company's securities transactions and the corresponding receivables from the clearing broker comply with the provisions of the clearing agreement.

10. Deposit with Clearing Broker:

Pursuant to its clearing agreement, the Company introduces all its securities transactions for its customers to Apex Clearing Corp. ("Clearing Broker") on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearing agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts. The Company maintains a Deposit Account with the Clearing Broker to further assist the Company's performance of its obligation under the clearing agreement. The balance at December 31, 2017, in the Deposit Account was $75,000.

11. Commitment and Contingencies:

Commitments

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2017 or during the period then ended.

12. Guarantees:

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the period then ended.

13. Recently Issued Accounting Pronouncements:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the period ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.